Mail Stop 0511					December 10, 2004


James Charles, President and Treasurer
Christie Fun, Inc.
P.O.  Box 110310
Naples, FL  34108-0106

Re:  Christie Fun, Inc.
        Registration Statement on Form 10-SB
        File No.  0-50951
        Filed September 21, 2004, as amended, October 29, 2004, and
November 30, 2004

Dear Mr. Charles:

	    We have the following additional comments as conveyed to Christian Lucky on today. Please file an amended registration statement Form 10SB12G/A to comply with these comments as soon as possible, otherwise, inform the staff when such amendment will be filed..

Other Activities, page 10

1. File an amended registration statement to furnish the most recent interim financial statements and the appropriate notes to the financial statements as required by Item 310(b) of Regulation S-B.

Other

2.  We reiterate the following comment:

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Any questions on the above matters may be directed to the undersigned at (202) 942-2999 or Goldie B. Walker at (202) 942-
1986.

					Sincerely,



					John D. Reynolds, Assistant Director
					Office of Emerging Growth Companies
					Division of Corporation Finance


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James Charles, President and Treasurer
Christie Fun, Inc.
December 10, 2004
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